Exhibit 99.10

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and Its Employees Gear Up to Observe
the World Day for Safety at Work
Paris, April 27, 2009 — The seventh World Day for Safety at Work will be observed in a broad array of activities worldwide on April 28. Total is taking this opportunity to reaffirm its commitment to safety and its ambitious objectives for management and employee involvement.
On that day, all of Total’s subsidiaries in more than 130 countries around the globe will be holding special safety-themed activities.
The objective is to further strengthen the Group’s safety culture by going beyond routine day-to-day safety-related actions and creating a special event where everyone can share their views and best practices.
Total’s top priorities are personal health and safe operations. Because there is no such thing as zero risk at a company as big as Total, with such a wide range of activities, the emphasis is on ensuring that efforts to meet this commitment never slacken.
Total’s safety performance has improved significantly in recent years. The number of accidents with and without lost time has been reduced by 66% over five years, ranking the Group among the best in class worldwide.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com